NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-16

September 25, 2006

Cumberland Announces Production Decision for the Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to announce that the Company’s Board of Directors (“Board”) has approved a production decision for the Meadowbank gold project. The Meadowbank gold project contains Canada’s largest pure gold open pit gold reserves and is forecast to produce an average of 330,000 ounces of gold per year over an eight year mine life.  The production decision was made following a positive development recommendation by the Nunavut Impact Review Board (“NIRB”) to the Federal Minister of Indian Affairs and Northern Development in late August 2006. Subject to the timely receipt of all ancillary permits and requisite financing, production is expected to commence in late 2008 or early 2009. Cumberland has a 100% interest in the Meadowbank gold project which is located 70 kilometres north of the hamlet of Baker Lake, Nunavut.

 “We are very excited to reach this historic milestone and begin the transition of developing Canada’s largest open pit gold reserves into Nunavut’s first large-scale, long-life gold mine,” stated Kerry Curtis, President and CEO of Cumberland.  “Meadowbank’s tremendous record of continuous resource growth, combined with a positive feasibility study and recent permitting success have set the stage for Cumberland to become a mid-tier gold producer with a stable Canadian production platform.  Meadowbank is expected to create over 300 full time jobs during its forecast eight years of operations and, given the Company’s proven track record of discovering low cost gold reserves, has terrific potential to extend the production life and the positive economic impact in Nunavut.”

Meadowbank Gold Project

Cumberland is advancing the Meadowbank project toward open pit production based on a bankable feasibility study and subsequent bank due diligence1 completed in December 2005:

Meadowbank Gold Project Production Profile1 (Dec. 2005)

(Assuming long term US$400/oz. gold and US$0.75 per Cdn$1.00)

Mine Life	8.1 years
Average Annual Production Rate: Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz.: Years 1 to 4 Life of Mine	US$175 US$201
Pre-production Capital Costs	US$235 million Cdn$313 million

The Company arranged a gold loan facility for up to 420,000 ounces of gold (15% of reserves) from Barclays Capital, Bayerische Hypo-und Vereinsbank and Société Générale in March 2006.  At a Cdn$600 per ounce spot gold price, the monetized value of the gold loan would be approximately Cdn$250 million.  The gold loan facility is subject to the satisfaction of certain conditions including, among other things, Cumberland securing all requisite regulatory permits and licences and completion of final loan documentation.

Production Decision

In making its decision, the Board reviewed a wide range of economic sensitivities that could potentially affect the base case economic model for the project.  These included sensitivities to gold price, operating costs, currency exchange and capital costs. In all cases, given a broad range of historical and long term consensus figures, the Meadowbank economic model shows the project to be robust.

The Company recently commissioned an independent cost check of major capital items for the Meadowbank gold project given the number of remotely located mine developments that have announced cost increases in the range of 10% to 15% since late 2005.  The Board has reviewed the independent Meadowbank capital costs overview and has concluded that the results indicate a similar trend.  The Board believes that current Meadowbank construction cost estimate, within the range of the feasibility study accuracy and contingency (15%), is appropriate but will require careful monitoring as the project enters into the construction phase.  In addition, the bankable feasibility study concluded that project economics are least sensitive to capital cost variance and most sensitive to gold price fluctuation.

The positive outlook for added reserves and resources on the project was also a consideration in the Board’s decision.  New reserves from the recently discovered and near surface Cannu Zone are anticipated in early 2007.  Discoveries such as the Goose South Zone emerged in 2006 and offer new resource potential.  In addition, a majority of current inferred level resources (430,000 ounces)3 are situated below the proposed open pits, offering further possible extensions to the forecast mine production.  The currently-defined gold deposits are situated along a prolific Archean gold belt extending for over 25 kilometres and additional near surface gold mineralization continues to emerge.  The Company plans to drill these resources and targets in the 2007 exploration program.

Next Steps

The Federal Minister must review and accept the positive NIRB recommendation before the NIRB can issue a Project Certificate, which is anticipated to be received in the fourth quarter of 2006.  At this point the processing of all ancillary permits necessary for construction can commence.  Cumberland has initiated procurement, staging and shipping of equipment and supplies for construction of the conventional access road from Baker Lake to Meadowbank.

On-Site Activities

Cumberland continues with on-site construction activities that have been approved under current exploration licences and permits.  Construction of an airstrip was initiated in the summer of 2005 and was recently re-surfaced for use by small aircraft.  Work has also commenced on the foundation pad for a 5.6 million litre fuel storage tank which is currently on site and planned for assembly in 2007.

Meadowbank Gold Project

Open Pit Mineral Reserve (Proven & Probable) (Fourth Quarter 2005)2

Category	Ore (t)	Grade (g/t)	Ounces
Proven	3,020,000	4.8	470,000
Probable	18,300,000	4.1	2,420,000
Proven & Probable	21,320,000	4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

Meadowbank Gold Project Mineral Resource3

Measured	2,790,000	5.4	480,000
Indicated	19,400,000	4.7	2,920,000
Measured & Indicated	22,190,000	4.8	3,400,000
Inferred	3,787,000	4.8	588,000

Cumberland is a well financed mineral development and exploration company.  The Company has completed a bankable feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  Depending on receipt of permits and licences, operations from three, shallow open pits could commence in late 2008 or early 2009.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO, Mike Carroll, Senior VP and CFO, or Joyce Musial, Manager, Investor Relations

1 Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

2  Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

3 Meadowbank Gold Resources –

Portage, Goose Island and Vault Resources (Fourth Quarter 2005) - The resource estimates were prepared in conformance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage , Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.

Cannu Resource (April 2006) – The Cannu inferred mineral resource is estimated to contain 85,000 ounces of gold in 440,000 tonnes of material grading 6.0 g/t gold.  The inferred mineral resource estimate was prepared in conformance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.  The Cannu zone resources are not included in the feasibility study of the Meadowbank project.

PDF Resources (August 2000) – The PDF inferred mineral resource is estimated to contain73,000 ounces of gold in 507,000 tonnes of material grading 4.5 g/t gold.  The estimates were prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000).  James McCrea, P.Geo., Manager, Mineral Resources for Cumberland, is the Qualified Person under NI 43-101.  PDF deposit resources are not included in the feasibility study of the Meadowbank project.

Forward Looking Statements and Risks - This news release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 40-F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “measured”, “indicated” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 40-F, which is available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC’s website at:  http://sec.gov/edgar.shtml.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this news release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This news release uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.